FRANK J. HARITON • ATTORNEY - AT - LAW

1065 Dobbs Ferry Road • White Plains • New York 10607 • (Tel) (914) 674-4373 • (Fax) (914) 693-2963 • (e-mail) hariton@sprynet.com

February 18, 2014

Mr. H. Roger Schwall Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

NightFood Holdings, Inc.

Amendment Number 1 to Registration Statement on Form S-1

Filed today

File Number 333-193347

Dear Mr. Schwall:

Today we are filing amendment number 1 to the above captioned registration statement.  This amendment principally involves an updating of the material previously filed and changes to the registration statement in response to the staff’s comment letter dated February 4, 2014.  The numbered paragraphs below correspond to the numbered paragraph’s in the staff’s comment letter and set forth our responses thereto:

1.

We are providing the third party information to the staff on a supplemental basis.  We did not commission any of the information which we are providing and do not believe that any consents are required for its inclusion.

2.

We do not have any definitive plans to register under the 1934 Act and will make that decision at a later date.  Appropriate changes have been made in the amendment that are consistent with the staff’s comment.

3.

We have added a disclosure in response to the comment.

4.

We have included a management’s discussion and analysis as requested.

5.

We have modified the disclosure due to recent developments.  We do not believe the issue remains.

6.

Changes have been made to the amendment in response to the comment.

7.

Changes have been made to the amendment in response to the comment.

8.

Changes have been made to the amendment in response to the comment.

9.

Changes have been made to the amendment in response to the comment.

10.

 The exhibit has been re-filed.

Please feel free to contact me with any questions you may have regarding the foregoing.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton